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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             .

DOCUMENTS INDEX

Documents Description

1.	Æterna Zentaris' Interim Report — Second Quarter 2006 (Q2)

August 11, 2006

To Our Stockholders,

        During the second quarter, we made great strides in advancing our products through the pipeline at all stages as exemplified by Cetrotide®'s marketing approval in Japan, our successful meeting with the FDA leading to the upcoming filing of an IND to move forward into Phase 3 clinical development of cetrorelix in benign prostatic hyperplasia (BPH), as well as the disclosure of positive clinical results in cancer with perifosine and AN-152. Most recently, we disclosed positive Phase 2 results for ozarelix in prostate cancer which will enable us to pursue further clinical trials in this indication. Additionally, we signed a license and collaboration agreement in Japan with Nippon Kayaku for ozarelix in oncology, which is an important validation of the potential for this compound.

Key Developments for the Quarter Ended June 30, 2006

  •
  Market approval for Cetrotide® (cetrorelix) in Japan for in vitro fertilization — Cetrotide® (cetrorelix) will be manufactured and marketed in Japan by our partners Nippon Kayaku Co., Ltd. and Shionogi & Co., Ltd. with an expected launch in Japan by year-end;

  •
  Green light from FDA to file IND to move forward into Phase 3 program with cetrorelix in BPH — The FDA reviewed the safety and efficacy data from an extensive Phase 2 program with cetrorelix for the treatment of benign prostatic hyperplasia (BPH). We plan to submit an Investigational New Drug (IND) application to the FDA by year-end for the initiation of a Phase 3 program for cetrorelix in BPH;

  •
  Positive interim Phase 2 data of perifosine in advanced renal cell carcinoma — Interim results of a multi-center Phase 2 trial by our partner, Keryx Biopharmaceuticals showed a 43% partial response rate;

  •
  Positive data from ongoing Phase 1 trial with AN-152 for gynaecological and breast cancers presented at ASCO — Phase 1 results for our cytotoxic conjugate AN-152 in patients with gynaecological and breast cancers showed that the compound has a good safety profile and no dose-limiting toxicities reached so far in the selected dose levels;

  •
  Positive in vivo data on ZEN-019 (oral LHRH antagonist peptidomimetic) presented at ENDO 2006 — ZEN-019 demonstrated in vivo activity by suppressing plasma testosterone levels. In vivo data showed that using ZEN-019 with a single, oral administration (20 mg/kg) in rats, led to efficient and revocable suppression of plasma testosterone levels for up to 12 hours. Furthermore, a repeat of the dosing of ZEN-019 increased the suppression time without accumulation in the plasma.

Financial Results for the Quarter Ended June 30, 2006

  •
  Consolidated revenues totalled $83.4 million compared to $60.1 million for the same period in 2005;

  •
  Consolidated R&D expenses, net of tax credits and grants increased to $7.4 million compared to $6.1 million for the same period in 2005;

  •
  Consolidated selling, general and administrative expenses totalled $15.5 million compared to $10 million for the same period in 2005;

  •
  Consolidated net loss was $1.6 million or $0.03 per basic and diluted share compared to consolidated net earnings of $13.3 million or $0.28 diluted share for the same period in 2005. Without taking into account a non-cash and non-recurring gain on dilution of investments of $16.4 million recorded last year following our subsidiary Atrium Biotechologies' Initial Public Offering (IPO), Æterna Zentaris would have recorded a consolidated net loss of $3.1 million or $0.07 per basic and diluted share in the second quarter of 2005, compared to the $1.6 million or $0.03 per basic and diluted share consolidated net loss registered for the second quarter 2006. This $1.5 million consolidated net loss decrease is mainly attributable to net earnings of $1.1 million from Atrium Biotechnologies and to the reduction of the operating loss from our Biopharmaceutical segment.

  •
  Cash, cash equivalents and short-term investments reached $47 million compared to $52.7 million as of December 31, 2005. More than $27 million was dedicated to the Company's Biopharmaceutical segment as of June 30, 2006.

        As we continue to successfully implement our strategy, we are pleased to maintain a sound financial position, including the ability to leverage our assets as we continue to execute our plan. We are financially poised to continue our investment in R&D, as well as support our growing business.

Developments Subsequent to Quarter End

  •
  Positive Phase 2 results for ozarelix in prostate cancer — The study achieved its primary end-point of defining a tolerable dosage regimen of ozarelix that would ensure continuous suppression of testosterone at castration level (< 0.5 ng/ml) for a three-month test period. An important secondary efficacy end-point of the study aimed at assessing tumour response as determined by a 50% or greater reduction of serum PSA levels, compared to baseline, was also achieved;

  •
  Licence and collaboration agreement with Nippon Kayaku for ozarelix in oncology — We granted Nippon Kayaku an exclusive license to develop and market ozarelix for all potential oncological indications in Japan.

        We are very pleased with all of these financial and drug development achievements which are an integral part of the Company's strategy designed to build a strong and innovative pipeline focused on oncology and endocrinology. We now look forward to continued success as we aggressively advance our lead compounds.

        In closing, on behalf of my colleagues and our Board of Directors, I thank you for your continued interest and support.

Sincerely,

Gilles Gagnon, MSc., MBA
President and Chief Executive Officer

Second Quarter 2006

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-month and six-month periods ended June 30, 2006. In this MD&A, the "Company", "we", "us", and "our" mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s interim consolidated financial statements and related notes for the six-month periods ended on June 30, 2006 and 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP.

Company Overview

        Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing global Biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

        As of August 10, 2006, Æterna Zentaris owns 48.26% of Atrium Biotechnologies Inc. (Atrium) (TSX: ATB), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries. Our voting rights in Atrium are 64.69%.

        On a consolidated basis, the Company operates in three segments of operations including: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

        Æterna Zentaris, along with its wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment. Our subsidiary, Atrium, encompasses both the Active Ingredients & Specialty Chemicals and Health & Nutrition segments.

        Atrium's Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed. Furthermore, Atrium's Health & Nutrition segment, develops, manufactures and markets proprietary Health & Nutrition finished products.

        Æterna Zentaris' strategy for value creation is based on advancing and expanding its product and development pipeline with a clear focus on oncology and endocrinology. We are committing our resources, our management expertise and depth, leveraging our assets, as well as our strategic alliances with a view to aggressively advancing our product development pipeline with the near-term goal of becoming a late-stage development company. Ultimately, our objective is to become a fully-integrated specialty pharmaceutical company with a strategic focus on oncology, primarily targeting the North American and European markets.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2006	2005	2006	2005
	$	$	$	$
Revenues	83,390	60,144	167,867	122,009
R&D, net of tax credits and grants	7,380	6,099	14,281	12,545
Earnings from operations	5,396	3,456	9,828	9,959
Net earnings (loss)	(1,562)	13,276	(4,142)	13,394
Net earnings (loss) per share
Basic	(0.03)	0.29	(0.08)	0.29
Diluted	(0.03)	0.28	(0.08)	0.28

Key Developments in the Second Quarter

        In the second quarter, we achieved several milestones as we remained focused on aggressively advancing our pipeline with successful clinical and promising preclinical activities.

        During the quarter we announced the market approval for Cetrotide® (cetrorelix) in Japan for in vitro fertilization. Cetrotide® (cetrorelix) will be manufactured and marketed in Japan by our partners Nippon Kayaku Co., Ltd. and Shionogi & Co., Ltd. with an expected launch before year-end.

        Additionally, the U.S. FDA reviewed the safety and efficacy data from an extensive Phase 2 program with our lead LHRH antagonist, cetrorelix for the treatment of benign prostatic hyperplasia (BPH) and gave the Company the green light to move into a Phase 3 program. We plan to submit an Investigational New Drug (IND) application to the FDA by year-end for the initiation of a Phase 3 program in BPH.

        At the ASCO meeting in June, we, along with our partner, Keryx Biopharmaceuticals announced positive interim Phase 2 data for our lead signal transduction inhibitor, perifosine in advanced renal cell carcinoma. The interim results of a multi-center Phase 2 trial showed a 43% partial response rate.

        Furthermore, we announced positive data from an ongoing Phase 1 trial with AN-152, a cytotoxic conjugate, in patients with gynaecological and breast cancers. The data showed that this compound has a good safety profile with no dose-limiting toxicities reached so far in the selected dose levels.

        With respect to our oral LHRH antagonist peptidomimetic, ZEN-019, we announced positive in vivo data presented at ENDO 2006 in Boston. ZEN-019 demonstrated in vivo activity by suppressing plasma testosterone levels. The data showed that using ZEN-019 with a single, oral administration (20 mg/kg) in rats, led to efficient and revocable suppression of plasma testosterone levels for up to 12 hours. Furthermore, a repeat of the dosing of ZEN-019 increased the suppression time without accumulation in the plasma.

        Finally, we initiated a preclinical research project with University of Montreal with our ghrelin antagonists on the role of ghrelin in the development of obesity.

Critical Accounting Policies and Estimates

        There have been no significant changes in Æterna Zentaris' accounting policies and estimates since December 31, 2005. Please refer to the corresponding section in our 2005 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and US GAAP is referenced in Note 24 of our annual 2005 financial statements.

New accounting standards

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments — Recognition and Measurement", Section 3865 "Hedges", section 1530 "Comprehensive Income" and Section 3251 "Equity".

        Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in Note 24 of our annual consolidated financial statements are expected.

Consolidated Results of Operations

        The following table sets forth certain Canadian GAAP consolidated financial data in thousands of United States dollars, except per share data.

CONSOLIDATED RESULTS

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Revenues	83,390	60,144	167,867	122,009

Operating expenses
Cost of sales	52,619	38,564	109,815	75,727
Selling, general and administrative	15,517	10,014	29,084	19,949
R&D costs, net of tax credits and grants	7,380	6,099	14,281	12,545
Depreciation and amortization	2,478	2,011	4,859	3,829

	77,994	56,688	158,039	112,050

Earnings from operations	5,396	3,456	9,828	9,959
Interest income	455	426	875	732
Interest expense	(2,004)	(2,668)	(5,227)	(4,826)
Foreign exchange gain (loss)	(295)	(155)	(83)	53

Earnings before the following items	3,552	1,059	5,393	5,918
Current income taxes	(2,395)	(2,131)	(4,391)	(4,252)
Future income taxes	630	(65)	1,819	(1,162)
Gain (loss) on dilution of investments	(81)	16,393	(135)	16,393
Non-controlling interest	(3,268)	(1,980)	(6,828)	(3,503)

Net earnings (loss) for the period	(1,562)	13,276	(4,142)	13,394

Net earnings (loss) per share
Basic	(0.03)	0.29	(0.08)	0.29

Diluted	(0.03)	0.28	(0.08)	0.28

CONSOLIDATED BALANCE SHEET DATA

	As at June 30, 2006	As at December 31, 2005
	$	$
Total assets	435,623	427,511

Long-term liabilities	228,291	253,806

Consolidated Revenues

        Consolidated revenues for the quarter ended June 30, 2006 totalled $83.4 million compared to $60.1 million for the same period in 2005. Consolidated revenues for the six-month period ended June 30, 2006 totalled $167.9 million compared to $122 million for the same period in 2005. The increase for the quarter ended June 30, 2006 and the six-month period ended June 30, 2006 is attributable to additional revenues related to Atrium's acquisition of Douglas Laboratories in December 2005, combined with Atrium's organic growth. We expect continued period-over-period growth in revenues for the remainder of 2006, due to Atrium's recent acquisitions of Douglas Laboratories and Amisol in May 2006, as well as Atrium's continued internal growth.

Consolidated Operating Expenses

        Consolidated cost of sales increased to $52.6 million for the quarter ended June 30, 2006 compared to $38.6 million for the same period in 2005. For the six-month period ended June 30, 2006, consolidated cost of sales was $109.8 million compared to $75.7 million for the same period in 2005. The increase in the cost of sales for the quarter ended June 30, 2006 and the six-month period ended June 30, 2006 is directly related to sale increases generated by Atrium's acquisition of Douglas Laboratories. We expect that with this recent acquisition, our cost of sales will increase period-over-period for the remainder of 2006.

        Consolidated selling, general and administrative (SG&A) expenses increased to $15.5 million for the quarter ended June 30, 2006 compared to $10 million for the same period in 2005. For the six-month period ended June 30, 2006, consolidated SG&A expenses were $29 million as compared to $19.9 million for the same period in 2005. The increase in SG&A expenses for the quarter ended June 30, 2006 and the six-month period ended June 30, 2006 is primarily due to sequential acquisitions. We expect SG&A expenses to continue to increase period-over-period for the remainder of 2006 due to Atrium's recent acquisition of Douglas Laboratories and Amisol.

        Consolidated R&D expenses, net of tax credits and grants (R&D) increased to $7.4 million for the quarter ended June 30, 2006 compared to $6.1 million for the same period in 2005. For the six-month period ended June 30, 2006, R&D expenses also increased by $1.8 million, reaching $14.3 million from $12.5 million for the same period in 2005. The increase for the quarter ended June 30, 2006 and for the six-month period ended June 30, 2006 is attributable to additional investments in cetrorelix, ozarelix and perifosine, as well as further advancement of preclinical development programs. Since most of the R&D expenses are payable in euros, we were positively affected by a 4% decrease of the euro in comparison with the US dollar during the first six months of 2006.

        We expect R&D expenses to increase period-over-period for the remainder of 2006 primarily due to the initiation of our expected late-stage clinical development program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of ozarelix in prostate cancer and BPH, as well as of perifosine in oncology and other earlier-stage development product candidates.

        Consolidated earnings from operations increased to $5.4 million for the quarter ended June 30, 2006 compared to $3.5 million for the same period in 2005, mostly due to additional sales generated by recently acquired Douglas Laboratories. For the six-month period ended June 30, 2006, consolidated earnings from operations decreased by $0.2 million, from $10 million for the same period in 2005 to $9.8 million in 2006. This decrease is principally due to additional investments in R&D and reduced license revenues within our Biopharmaceutical segment, partly offset by additional earnings generated by Atrium's accretive acquisition of Douglas Laboratories, as well as Atrium's organic growth.

        Consolidated interest expense for the quarter ended June 30, 2006 was $2 million compared to $2.7 million for the same period in 2005. This decrease is primarily due to the conversion, during the first quarter of 2006, of the convertible term loans into common shares. For the six-month period ended June 2006, consolidated interest expense was $5.2 million compared to $4.8 million for the same period in 2005. This increase is mainly related to Atrium's increased long-term debt related to business acquisitions.

        Due to the conversion of the convertible term loans in the first quarter of 2006 combined with the repayment of Atrium's existing long-term debt, we expect interest expense to be lower period-over-period for the remainder of 2006.

        Consolidated income tax expense for the quarter ended June 30, 2006 was $1.8 million compared to $2.2 million for the same period in 2005. For the six-month period ended June 30, 2006, consolidated income tax expense was $2.6 million compared to $5.4 million for the same period in 2005. The decrease for the six-month period ended June 30, 2006 is related to the decrease in taxable income of one of our subsidiaries in the Biopharmaceutical segment.

        For our Canadian operations, within the Biopharmaceutical segment, we established a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

        Consolidated non-controlling interest for the quarter ended June 30, 2006 was $3.3 million compared to $2 million for the same period in 2005. For the six-month period ended June 30, 2006, consolidated non-controlling interest was $6.8 million compared to $3.5 million for the same period in 2005. Non-controlling interest consists of minority interest in Atrium. The period-over-period increase is directly attributable to the corresponding increase in Atrium's net earnings. We expect non-controlling interest to increase in 2006 due to the decrease in our interest in Atrium following the issuance of shares by Atrium mainly related to the closing of its initial public offering in 2005 and the acquisition of Douglas Laboratories.

        Consolidated net loss for the quarter ended June 30, 2006 was $1.6 million or $0.03 per basic and diluted share. In the corresponding period in 2005, consolidated net earnings were $13.3 million or $0.28 per diluted share. Without taking into account a non-cash and non-recurring gain on dilution of investments of $16.4 million recorded in 2005 following Atrium's IPO, we would have recorded a consolidated net loss of $3.1 million or $0.07 per basic and diluted share for the quarter ended June 30, 2005. This $1.5 million decrease in the quarter ended June 30, 2006 compared to the same period in 2005 is mainly attributable to Atrium's increased net earnings for an amount of $1.1 million combined with the reduction of the operating loss of the Biopharmaceutical segment. For the six-month period ended June 30, 2006, the consolidated net loss was $4.1 million or $0.08 per basic and diluted share compared to consolidated net earnings amounting to $13.4 million or $0.29 and $0.28 per basic and diluted share respectively for the same period in 2005, which is inclusive of the gain on dilution of investments of $16.4 million as mentioned above.

        The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for the three-month period ended June 30, 2006 was 52.7 million shares as compared to 46.1 million shares for the same period in 2005. This increase reflects the issuance of common shares following the conversion of the convertible term loans and the exercise of stock options.

Total Consolidated Assets

        Total consolidated assets amounted to $435.6 million as at June 30, 2006, compared to $427.5 million as at December 31, 2005.

Biopharmaceutical Segment Results
(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2006	2005	2006	2005
	$	$	$	$
Revenues
Sales and royalties	5,228	5,381	11,803	12,279
License fees	4,155	4,779	6,328	11,628

	9,383	10,160	18,131	23,907

R&D expense, net of tax credits and grants	7,262	6,081	14,066	12,431

Loss from operations	(5,451)	(3,371)	(11,556)	(3,236)

        Revenues of the Biopharmaceutical segment are derived from sales and royalties and from license fees. Sales are derived from Impavido® (miltefosine), manufacturing of Cetrotide® (cetrorelix), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

        Revenues for the quarter ended June 30, 2006 totalled $9.4 million compared to $10.2 million for the same period in 2005. For the six-month period ended June 30, 2006, revenues totalled $18.1 million compared to $23.9 million for the same period in 2005. The revenue decrease for the quarter ended June 30, 2006 and the six-month period ended June 30, 2006 is mainly attributable to a decrease in license revenues from our collaboration with Solvay Pharmaceuticals, partly offset by a milestone payment received from our Japanese partners related to the approval of Cetrotide® for in vitro fertilization in Japan. Furthermore, since most of the revenues in the Biopharmaceutical segment were generated in euros, we were adversely affected during the first six months of 2006 by a 4% decrease of the euro in comparison with the US dollar.

        R&D expenses, net of tax credits and grants for the quarter ended June 30, 2006 were $7.3 million compared to $6.1 million for the same period in 2005. For the six-month period ended June 30, 2006, R&D expenses were $14.1 million, compared to $12.4 million for the same period in 2005. The increase between the second quarter of 2005 and 2006 is attributable to additional investments on cetrorelix, ozarelix and perifosine, as well as positive advancement of preclinical products, including tubulin inhibitors. While most of the R&D expenses were payable in euros, we were positively affected during the first six months of 2006 by a 4% decrease of the euro in comparison with the US dollar.

        We expect R&D expenses to increase period-over-period for the remainder of 2006 primarily due to the initiation of our expected late-stage clinical program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of ozarelix in prostate cancer and BPH, as well as the advancement of perifosine in oncology and other earlier-stage development candidates.

        Loss from operations for the quarter ended June 30, 2006 was $5.5 million compared to $3.4 million for the same period in 2005. For the six-month period ended June 30, 2006, the loss from operations was $11.6 million compared to $3.2 million for the same period in 2005. The increase in loss from operations for the quarter and the six-month period ended June 30, 2006 is principally due to additional R&D investments and reduced license revenues from our collaboration with Solvay Pharmaceuticals.

Active Ingredients & Specialty Chemicals Segment Results
(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2006	2005	2006	2005
	$	$	$	$
Revenues	44,599	42,870	92,729	83,614
Earnings from operations	3,789	3,680	7,656	7,414

        Revenues from the Active Ingredients & Specialty Chemicals Segment for the quarter ended June 30, 2006 were $44.6 million, representing an increase of 4% in revenues of $42.9 million for the same period in 2005. For the six-month period ended June 30, 2006, revenues for this segment were $92.7 million compared to $83.6 million for the same period in 2005, an increase of 10,9%. This increase is attributable essentially to the acquisition of MultiChem on January 24, 2005 and to the acquisition of Amisol during the quarter ended June 30, 2006.

        Earnings from operations for the quarter ended June 30, 2006 were $3.8 million, compared to $3.7 million for the same period in 2005. For the six-month period ended June 30, 2006, earnings from operations were $7.7 million compared to $7.4 million for the same period in 2005, an increase of $0.3 million or 4.1%. This increase is attributable essentially to an increased contribution from proprietary products and to the acquisition of Amisol.

Health & Nutrition Segment Results
(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited
	2006	2005	2006	2005
	$	$	$	$
Revenues	29,684	7,475	57,563	14,882
Earnings from operations	7,058	3,147	13,728	5,781

        Revenues from the Health & Nutrition Segment for the quarter ended June 30, 2006 were $29.7 million compared to $7.5 million in the same quarter in 2005, an increase of $22.2 million or 297.1%. For the six-month period ended June 30, 2006, revenues were $57.6 million compared to $14.9 million in 2005, an increase of $42.7 million or 286.8%. This increase came primarily from the acquisition of Douglas Laboratories in December 2005 and from organic growth.

        Earnings from operations for the quarter ended ended June 30, 2006 were $7.1 million, representing an increase of $4.0 million or 129% over the same period last year where the earnings from operations were $3.1 million. For the six-month period ended June 30, 2006, earnings from operations were $13.7 million, representing an increase of $7.9 million or 136.2% over the same period last year where the earnings from operations were $5.8 million. Most of this increase came from the acquisition of Douglas Laboratories, synergies realized from this acquisition, and organic growth.

Liquidity, Cash Flows and Capital Resources

        Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

        Our consolidated cash and short-term position reached $47 million as of June 30, 2006, compared to $52.7 million as of December 31, 2005. More than $27 million was dedicated to our Biopharmaceutical segment as of June 30, 2006. We believe that these liquidities combined with the Atrium credit facility and the cash flows from operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing.

        The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

        Cash flows generated by our operating activities were $11.8 million for the quarter ended June 30, 2006. During the same period in 2005, $3.5 million were generated by our operating activities. This cash flow increase is primarily due to the decrease in accounts receivable, offset by an increase in accounts payable related to specific transactions timing. Cash flows from operating activities before changes in non-cash operating working capital items were $3.0 million for the quarter ended June 30, 2006 compared to $2.2 million in the same period in 2005. This increase is mostly attributable to additional revenues from accretive acquisitions made by Atrium during 2005, partly offset by increased R&D investments and lower license revenues in the Biopharmaceutical segment. For the six-month period ended June 30, 2006, cash flows generated by our operating activities were $8.5 million as compared to $8.7 million for the same period in 2005.

Financing Activities

        For the quarter ended June 30, 2006, cash flows used in financing activities were $5.8 million and were mostly for debt reimbursement. The debt increase during this quarter was related to the acquisition of Amisol. During the same quarter of 2005, the decrease in cash flows from financing activities mainly came from the balance of purchase price paid for the acquisition of MultiChem and from the net amount of cash flows generated from Atrium's IPO, net of the reimbursement of a part of its long-term debt. For the six-month period ended June 30, 2006, cash flows used for financing activities were used for a debt reimbursement of $9 million offset by a debt increase for the acquisition of Amisol and cash received from the exercise of Atrium's options.

Investing Activities

        Cash flows used in investing activities (excluding the change in short-term investments) amounted to $7.8 million for the three-month period ended June 30, 2006, mainly attributed to the Amisol acquisition and to the purchase of property, plant and equipment. During the six-month period ended June 30, 2006, cash flows used in investing activities (excluding the change in short-term investments) amounted to $9.5 million for the same reason mentioned above. For the three and six-month periods ended June 30, 2005, cash flows used in investing activities (excluding the change in short-term investments) amounted to $1.6 million and $20.3 million respectively, mainly attributed to the acquisition of MultiChem and a long-term investment.

Contractual obligations

        There has been no significant change in contractual obligations and commercial commitments facing Æterna Zentaris, as described in the Company's 2005 annual MD&A.

Outstanding Share Data

        As of August 10, 2006, there were 53,160,970 common shares issued and outstanding and there were 3,554,092 stock options outstanding.

Quarterly Summary Financial Information
(expressed in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	$	$	$	$
Revenues	83,390	84,477	72,501	52,876
Earnings from operations	5,396	4,432	3,467	986
Net earnings (loss)	(1,562)	(2,580)	936	(3,759)
Net earnings (loss) per share
Basic	(0.03)	(0.05)	0.02	(0.08)
Diluted	(0.03)	(0.05)	0.02	(0.08)

	Quarters ended
	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
	$	$	$	$
Revenues	60,144	61,865	43,891	42,457
Earnings from operations	3,456	6,503	914	4,239
Net earnings (loss)	13,276	118	(2,003)	(1,510)
Net earnings (loss) per share
Basic	0.29	—	(0.04)	(0.03)
Diluted	0.28	—	(0.04)	(0.03)

Development subsequent to the end of second quarter

        On August 2, 2006, we announced positive Phase 2 results for our fourth generation luteinizing hormone-releasing hormone (LHRH) antagonist, ozarelix (D-63153), in hormone-dependent inoperable prostate cancer. The study achieved its primary end-point of defining a tolerable dosage regimen that would ensure continuous suppression of testosterone at castration level for a three-month test period. An important secondary efficacy end-point of the study aimed at assessing tumour response as determined by a 50% or greater reduction of serum PSA levels, compared to baseline, was also achieved. These results confirm the mechanism of action of our LHRH antagonist approach and the potential effectiveness of ozarelix to achieve sustained suppression of sexual hormones at castration levels and, consequently, could allow for the treatment of hormone-dependent cancers. Now that we have a suitable dosage regimen of ozarelix for the potential treatment of prostate cancer, we are pleased to further advance the clinical development of ozarelix in this indication with a European Phase 2b program.

        We also announced on August 3, 2006 that we entered into a licensing and collaboration agreement with Nippon Kayaku for ozarelix. Under the terms of the agreement, we granted Nippon Kayaku, an exclusive license to develop and market ozarelix for all potential oncological indications in Japan. In return, we received an upfront payment at signature, and are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to low double-digit royalties on potential net sales. We retained exclusive rights in oncology for the rest of world, except for North America, Mexico and India where the rights are held by Spectrum Pharmaceuticals Inc.

Outlook for the remainder of 2006

Biopharmaceutical Segment

        We expect Cetrotide® (cetrorelix) to continue to generate significant royalties.

        As part of our growth strategy, we intend to continue to pursue accretive strategic alliances for selected products from our extensive pipeline.

        We expect to benefit from the support of our existing partners and remain focused on and committed to advancing our pipeline.

        We expect R&D expenses to continue to increase in the next quarters of 2006 primarily due to the initiation of our expected late-stage clinical development program for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of ozarelix and perifosine, as well as emphasis on clinical development on certain other product candidates at an earlier development stage.

        We believe that with revenues generated by our marketed products, our cash level and our product portfolio, as well as our assets, we remain in a solid financial position to continue to advance our product development pipeline, while focusing on our lead product candidates in oncology and endocrinology.

Active Ingredients & Specialty Chemicals, as well as Health & Nutrition Segments

        Successful integration of recently acquired companies and improved internal growth will be the main focus of these segments for the remainder of 2006. Additionally, Atrium also intends to pursue its acquisition strategy.

Financial and Other Instruments

Foreign Currency Risk

        Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the six-month period ended June 30, 2006, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

        Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

        We are exposed to market risk relating to changes in interest rates with regard to our short-term investments and Atrium's revolving credit facility which bears interest at floating rate. To mitigate this risk, $50 million of these borrowings were swapped to a three-year fixed rate. As at June 30, 2006, our long-term debts amount to $38 million which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

        There were no related party transactions included in the financial statements, except for the acquisition of a patent from a senior officer, as disclosed in note 5 of the interim financial statements, and no off-balance sheet arrangements. As of June 30, 2006, we did not have interests in any variable interest entities.

Risk Factors and Uncertainties

        There has been no significant change in the risk factors and uncertainties facing Æterna Zentaris, as described in the Company's 2005 annual MD&A.

Continuous disclosure

        The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

Forward-Looking Statements

        This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

        The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

        Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
August 11, 2006

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

Unaudited	As at June 30, 2006	As at December 31, 2005
	$	$
ASSETS
Current assets
Cash and cash equivalents	27,895	27,267
Short-term investments	19,146	25,438
Accounts receivable
Trade	60,211	61,385
Other	3,080	3,846
Income taxes recoverable	4,492	1,973
Inventory	36,426	37,258
Prepaid expenses	4,168	3,791
Future income tax assets	2,801	2,718

	158,219	163,676
Property, plant and equipment	20,578	19,916
Deferred charges and other long-term assets	4,348	4,355
Intangible assets	114,337	109,380
Goodwill	125,143	119,169
Future income tax assets	12,998	11,015

	435,623	427,511

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	45,911	53,162
Income taxes	9,052	5,426
Balance of purchase price	1,292	—
Deferred revenues	5,348	4,796
Current portion of long-term debt	775	790

	62,378	64,174
Deferred revenues	9,388	11,087
Convertible term loans (note 4)	—	28,440
Long-term debt	100,706	107,303
Employee future benefits (note 5)	8,484	7,661
Future income tax liabilities	36,551	34,784
Non-controlling interest	74,760	64,531

	292,267	317,980

SHAREHOLDERS' EQUITY
Share capital (notes 4 and 6)	168,424	130,344
Other Capital	5,227	10,474
Deficit	(47,646)	(43,224)
Cumulative translation adjustment	17,351	11,937

	143,356	109,531

	435,623	427,511

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Éric Dupont, PhD Director	Gérard Limoges, FCA Director

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30, 2006 and 2005
(expressed in thousands of US dollars, except share and per share data)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Revenues	83,390	60,144	167,867	122,009

Operating expenses
Cost of sales	52,619	38,564	109,815	75,727
Selling, general and administrative	15,517	10,014	29,084	19,949
Research and development costs	7,501	6,269	14,428	12,850
R&D tax credits and grants	(121)	(170)	(147)	(305)
Depreciation and amortization
Property, plant and equipment	865	605	1,683	1,169
Intangible assets	1,613	1,406	3,176	2,660

	77,994	56,688	158,039	112,050

Earnings from operations	5,396	3,456	9,828	9,959
Other revenues (expenses)
Interest income	455	426	875	732
Interest expense	(2,004)	(2,668)	(5,227)	(4,826)
Foreign exchange gain (loss)	(295)	(155)	(83)	53

Earnings before income taxes	3,552	1,059	5,393	5,918

Income tax expense
Current	(2,395)	(2,131)	(4,391)	(4,252)
Future	630	(65)	1,819	(1,162)

	(1,765)	(2,196)	(2,572)	(5,414)

	1,787	(1,137)	2,821	504
Gain (loss) on dilution of investments	(81)	16,393	(135)	16,393
Non-controlling interest	(3,268)	(1,980)	(6,828)	(3,503)

Net earnings (loss) for the period	(1,562)	13,276	(4,142)	13,394

Net earnings (loss) per share
Basic	(0.03)	0.29	(0.08)	0.29

Diluted	(0.03)	0.28	(0.08)	0.28

Weighted average number of shares outstanding (note 7)
Basic	52,682,969	46,139,814	52,098,582	46,139,814

Diluted	53,261,928	46,448,125	52,651,808	46,506,728

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
For the periods ended June 30, 2006 and 2005
(expressed in thousands of US dollars)

	Six months ended June 30,
Unaudited	2006	2005
	$	$
Balance — Beginning of period	43,224	53,795
Net loss (earnings) for the period	4,142	(13,394)
Loss on settlement of convertible term loans (note 4)	280	—

Balance — End of period	47,646	40,401

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30, 2006 and 2005
(expressed in thousands of US dollars)

	Quarters ended June 30,		Six months ended June 30,
Unaudited	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities
Net earnings (loss) for the period	(1,562)	13,276	(4,142)	13,394
Items not affecting cash and cash equivalents
Depreciation and amortization	2,478	2,011	4,859	3,829
Future income taxes	(630)	65	(1,819)	1,162
Deferred charges	15	129	239	463
Deferred revenues	(1,391)	(1,995)	(2,250)	(2,955)
Accretion on convertible term loans (note 4)	—	2,101	1,227	2,524
Employee future benefits	103	110	238	227
Loss (gain) on dilution of investments	81	(16,393)	135	(16,393)
Non-controlling interest	3,268	1,980	6,828	3,503
Stock-based compensation costs	642	719	1,259	1,433
Foreign exchange loss (gain) on long-term items denominated in foreign currency	21	245	(341)	350
Change in non-cash operating working capital items (note 5)	8,775	1,217	2,265	1,125

	11,800	3,465	8,498	8,662

Cash flows from financing activities
Payment on balance of purchase price	—	(2,186)	—	(3,122)
Increase in long-term debt	1,755	124	1,771	51,389
Repayment of long-term debt	(7,646)	(38,964)	(8,981)	(67,365)
Issuance of shares	12	—	44	130
Share issue expenses	(10)	(12)	(112)	(104)
Issuance of shares by a subsidiary, net of related expenses	87	38,416	232	37,850

	(5,802)	(2,622)	(7,046)	18,778

Cash flows from investing activities
Purchase of short-term investments	(1,990)	(7,574)	(6,233)	(24,703)
Proceeds from the sale of short-term investments	5,615	8,352	13,620	18,609
Purchase of long-term investment	—	(400)	—	(400)
Business acquisition, net of cash and cash equivalents acquired (note 3)	(6,884)	(81)	(8,009)	(18,360)
Purchase of property, plant and equipment	(940)	(657)	(1,511)	(914)
Acquisition of amortizable intangible assets	(2)	(415)	(20)	(625)

	(4,201)	(775)	(2,153)	(26,393)

Net change in cash and cash equivalents	1,797	68	(701)	1,047
Effect of exchange rate changes on cash and cash equivalents	1,012	(1,452)	1,329	(2,541)
Cash and cash equivalents — Beginning of period	25,086	23,628	27,267	23,738

Cash and cash equivalents — End of period	27,895	22,244	27,895	22,244

Additional information
Interest paid	4,100	417	5,809	1,250
Income taxes paid	1,464	1,672	3,424	3,631

The accompanying notes are an integral part of these interim consolidated financial statements.

ÆTERNA ZENTARIS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the periods ended June 30, 2006 and 2005
(expressed in thousands of US dollars, except share and per share data)
 Unaudited

1    Basis of presentation

        These interim financial statements as at June 30, 2006 and for the periods ended June 30, 2006 and 2005 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

        The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

2    New accounting standards

Financial instruments, Hedges, Comprehensive Income and Equity

        In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

        Section 3855 expands on section 3860 "Financial Instruments — Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

        Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

        Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

        Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and we will adopt them on January 1, 2007. Impacts consistent with the adjustments described in note 24 of our 2005 annual consolidated financial statements are expected.

3    Business acquisition

Amisol Company Ltd.

        On May 1, 2006, Atrium acquired, through its subsidiary MultiChem Import Export (2005) Inc. ("MultiChem"), the assets of Amisol Company Ltd. ("Amisol") for a total consideration of $7,169,000 (CAN$7,935,000), including all acquisition-related costs, of which an amount of $5,562,000 (CAN$6,156,000) was paid cash, $304,000 (CAN$336,000) was accrued as acquisition-related costs and $1,303,000 (CAN$1,442,000) as a balance of purchase price. Amisol has been marketing personal care products in Canada since 1974.

        This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of operations from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. This preliminary assessment is subject to change upon receipt of an independant valuation report and the final determination of the fair value of the assets acquired and liabilities assumed.

        The allocated values of the net assets acquired are as follows:

$
Assets
Current assets	2,947
Property, plant and equipment	71
Intangible assets	1,000

4,018

Liabilities
Current liabilities	1,093

Net identifiable assets acquired	2,925
Goodwill	4,244

Purchase price	7,169
Consideration
Balance of purchase price	(1,303)
Unpaid acquisition costs	(304)

Net cash paid for the acquisition	5,562

        Goodwill and intangible assets are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes.

4    Convertible term loans

        On February 14 and 17, 2006, the Solidarity Fund QFL (the "Fund") and SGF Santé Inc. ("SGF") have respectively exercised their right to early convert the entirety of their convertible term loans in the principal amount of CAN$12.5 million each that they had extended to the Company in April 2003 and that were to mature on March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, Æterna Zentaris has issued to each of the loan holders 3,477,544 of its common shares upon conversion of their loans, representing the principal and interest due to the stated maturity date under the loans, based on the conversion price that had been agreed upon in the loan agreement.

        For accounting purposes, the convertible term loans are bifurcated between debt and equity, the equity portion representing the value of the holders' conversion options. As a consequence of this transaction, the Company recorded a loss of settlement of long-term debt amounting to $599,190. An amount of $280,000 has been recorded in the Statement of Deficit and the remainder is a charge in the Statement of Operations and included in the accretion of convertible term loans in the Statement of Cash Flows.

5    Statements of cash flows and additional information

	Quarters ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Change in non-cash operating working capital items
Accounts receivable	12,625	2,561	7,191	247
Inventory	(662)	(1,193)	2,908	(949)
Prepaid expenses	520	295	(133)	(459)
Accounts payable and accrued liabilities	(4,562)	(839)	(8,557)	1,760
Income taxes	854	393	856	526

	8,775	1,217	2,265	1,125

Employee future benefit expense for defined benefit plans	143	141	267	270

6    Share capital

Authorized
Unlimited number of shares of the following classes:

        Common: Voting and participating, one vote per share

  Preferred:  First and second ranking, issuable in series, with rights and privileges specific to each class

Issued
Common Shares

	Number	Amount	Other Capital
		$	$
Balance — December 31, 2004	45,670,909	127,585	6,059
Issued pursuant to the stock option plan
For cash	25,000	130	—
Issued pursuant to the acquisition of Echelon Biosciences Inc.	443,905	2,737	—
Conversion option related to convertible term loans	—	—	2,129
Share issue expenses	—	(108)	—
Stock based compensation costs	—	—	2,286

Balance — December 31, 2005	46,139,814	130,344	10,474

Conversion of convertible term loans (see note 3)	6,955,088	37,786	—
Issued pursuant to the stock option plan
For cash	13,500	44	—
Ascribed value from Other Capital	—	24	(24)
Issued pursuant to the acquisition of a patent from a senior officer	28,779	175	—
Issued pursuant to the contingent consideration related to the acquisition of Echelon Biosciences Inc.	23,789	163	—
Conversion option related to convertible term loans	—	—	(6,339)
Share issue expenses	—	(112)	—
Stock based compensation costs	—	—	1,116

Balance — June 30, 2006	53,160,970	168,424	5,227

7    Net loss per share

        The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Quarters ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss)	(1,562)	13,276	(4,142)	13,394
Impact of assumed conversion of dilutive stock options in a subsidiary	(288)	(101)	(568)	(375)

Net earnings (loss) adjusted for dilution effect	(1,850)	13,175	(4,710)	13,019

	Quarters ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Basic weighted average number of shares outstanding	52,682,969	46,139,814	52,098,582	46,139,814
Effect of dilutive stock options	578,959	308,311	553,227	366,914

Diluted weighted average number of shares outstanding	53,261,928	46,448,125	52,651,808	46,506,728

Items excluded from the calculation of diluted net earnings (loss)
per share because the exercice price was greater than the average market price of the common shares or their anti-dilutive effect.

	Quarters ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Stock options	1,863,833	1,812,333	1,887,245	1,793,750
Common shares which would be issued following the conversion of the convertible term loans	—	6,209,901	—	6,209,901

        For the quarter and six-month period ended June 30, 2006, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options and convertible term loans was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

8    Segment information

        Æterna Zentaris' organizational structure is based on a number of factors that management uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The business segments disclosed in the interim consolidated financial statements are based on this organizational structure and information reviewed by Æterna Zentaris' management to evaluate the business segment results.

        The Company manages its business and evaluates performance based on three operating segments, which are the Biopharmaceutical segment, the Active Ingredients & Specialty Chemicals segment and the Health and Nutrition segment. The accounting principles used for these three segments are consistent with those used in the preparation of these consolidated financial statements.

	Quarters ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	$	$	$	$
Revenues
Biopharmaceutical	9,383	10,160	18,131	23,907
Active Ingredients and Specialty Chemicals	44,599	42,870	92,729	83,614
Health and Nutrition	29,684	7,475	57,563	14,882
Consolidated adjustments	(276)	(361)	(556)	(394)

	83,390	60,144	167,867	122,009

Earnings (loss) from operations for the period
Biopharmaceutical	(5,451)	(3,371)	(11,556)	(3,236)
Active Ingredients and Specialty Chemicals	3,789	3,680	7,656	7,414
Health and Nutrition	7,058	3,147	13,728	5,781

	5,396	3,456	9,828	9,959

9    Comparative figures

        Certain comparative figures have been reclassified to conform with the current year presentation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: August 14, 2006
	By:	/s/ MARIO PARADIS Mario Paradis Vice President, Finance & Administration and Corporate Secretary

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Management's Discussion and Analysis of Financial Condition and Results of Operations
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